Exhibit 99.3

THIS LETTER OF TRANSMITTAL IS FOR USE IN CONNECTION WITH THE PLAN OF ARRANGEMENT INVOLVING BELLUS HEALTH INC. THE CIRCULAR AND INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

SHAREHOLDERS WHOSE SHARES (AS DEFINED BELOW) ARE REGISTERED IN THE NAME OF AN INTERMEDIARY (SUCH AS A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER INTERMEDIARY) SHOULD NOT USE THIS LETTER OF TRANSMITTAL AND SHOULD CONTACT THAT INTERMEDIARY FOR INSTRUCTIONS AND ASSISTANCE IN DEPOSITING THOSE SHARES IN ACCORDANCE WITH THE TERMS OF THE ARRANGEMENT (AS DEFINED BELOW).

This Letter of Transmittal is for use by registered holders (“Registered Shareholders”) of common shares (“Shares”) in the capital of Bellus Health Inc. (the “Company”) in connection with the proposed plan of arrangement (the “Arrangement”) under the provisions of section 192 of the Canada Business Corporations Act (the “CBCA”) involving the acquisition of all of the issued and outstanding Shares of the Company by 14934792 Canada Inc. (the “Purchaser”), a wholly owned Subsidiary of GSK plc (the “Parent”), pursuant to an arrangement agreement among the Company, the Purchaser and the Parent dated April 17, 2023 (the “Arrangement Agreement”), all as described in the notice of special meeting of shareholders and management information circular (the “Circular”) of the Company dated May 16, 2023.

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. Copies of the Arrangement Agreement and the Circular are available on SEDAR under the Company’s profile at www.sedar.com.

This Letter of Transmittal is for use by the Registered Shareholders only and is not to be used by holders of Shares whose shares are not registered in their name but rather are held by an Intermediary on their behalf (“Non-Registered Shareholders”, and collectively with the Registered Shareholders, the “Shareholders”). If you are a Non-Registered Shareholder, you should contact your Intermediary for instructions and assistance in receiving the Consideration (as defined below) for such Shares.

Any Letter of Transmittal, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Shareholder, unless the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms.

Following the Effective Time, Shareholders (other than Dissenting Holders (if any)) will be entitled to receive, in exchange for each Share held by such holder immediately prior to the Effective Time, US$14.75 in cash (the “Consideration”). Notwithstanding the foregoing, the Parent, the Purchaser, the Company, and Computershare Investor Services Inc. as depositary (the “Depositary” or “Computershare”), as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any person under the Arrangement, such amounts as the Parent, the Purchaser, the Company or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any applicable laws in respect of taxes (including, but not limited to, the Income Tax Act (Canada) and the United States Internal Revenue Code of 1986, as amended). Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Arrangement and shall be treated for all purposes under the Arrangement as having been paid to the person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Body.

The Consideration is denominated and will be paid in U.S. dollars. However, a Registered Shareholder may prior to the Effective Time elect instead to receive payment in Canadian dollars by completing the election under the “Currency Election” section of this Letter of Transmittal, in which case such Registered Shareholder will have acknowledged and agreed to the terms set out therein.

The Arrangement is subject to, among other things, court approval and the approval of the Shareholders at a special meeting of Shareholders (the “Meeting”) scheduled to be held on June 16, 2023 (as it may be postponed or adjourned). Shareholders should refer to the Circular for more information regarding the expected timing for completion and other information relating to the Arrangement.

In order for Registered Shareholders to receive the Consideration for their Shares, Registered Shareholders are required to deposit the certificates or direct registration system advices (“DRS Advices”) representing the Shares, along with a validly completed and duly executed Letter of Transmittal, with the Depositary at the following address: by hand or by courier, at 100 University Avenue, 8th Floor, North Tower, Toronto, ON M5J 2Y1, or by mail at P.O. Box 7021, 31 Adelaide Street East, Toronto, ON M5C 3H2, Attention: Corporate Actions. This Letter of Transmittal, validly completed and duly signed, together with all other required documents, must accompany all certificates or DRS Advices for Shares deposited for payment pursuant to the Arrangement. Under no circumstances will interest accrue or be paid by the Company, the Purchaser, the Parent or the Depositary on the Consideration to persons depositing Shares with the Depositary, regardless of any delay in making any payment for the Shares. The Depositary will act as the agent of persons who have deposited Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Consideration to such persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares.

If you are a U.S. Shareholder (as defined below in Box “D”), you must complete the attached IRS Form W-9, or the applicable IRS Form W-8. See Instruction #11.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than the addresses as set forth herein will not constitute a valid delivery. If Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instructions #2 and #7. Please note that the delivery of this Letter of Transmittal does not constitute a vote for the Arrangement Resolution or any other matters to be considered at the Meeting. To exercise their right to vote at the Meeting, Registered Shareholders must complete and return the form of proxy that accompanied the Circular in accordance with the instructions set out in the Circular. See “Information Concerning the Meeting” in the Circular.

At the Effective Time, whether or not Registered Shareholders deliver this Letter of Transmittal, the certificates or DRS Advices representing Shares or any other required documentation to the Depositary, Registered Shareholders will cease to be Shareholders of the Company and certificates or DRS Advices representing Shares shall represent only (a) the right to receive the aggregate Consideration in respect of such Shares required under the Arrangement, less any amounts withheld as provided under the Arrangement or (b) in the case of Registered Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Shares in accordance with Section 190 of the CBCA, as modified by the Arrangement and the Interim Order. See the section entitled “Dissent Rights of Shareholders” in the Circular.

If any Registered Shareholder does not deliver a properly completed Letter of Transmittal, the certificates or DRS Advices representing Shares and all other required documents to the Depositary on or before the sixth anniversary of the Effective Date, the right of such Registered Shareholder to receive the Consideration for the Shares pursuant to the Arrangement shall terminate and such Consideration shall be deemed to be surrendered and forfeited to the Purchaser, for no consideration. Any payment made by way of cheque by the Depositary that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature.

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LETTER OF TRANSMITTAL

TO:	Bellus Health Inc., GSK plc, 14934792 Canada Inc. and Computershare Investor Services Inc.

The undersigned certifies that the undersigned has read the instructions set out herein before completing this Letter of Transmittal and upon the terms and subject to the conditions set forth in the Arrangement, the undersigned hereby deposits with the Depositary for transfer in exchange for the Consideration, the enclosed certificate(s) or DRS Advices(s) representing Shares, details of which are as follows: (Please print or type)

DESCRIPTION OF COMMON SHARE CERTIFICATES OR DRS ADVICES DEPOSITED
Certificate Number(s) / DRS Account Number	Name in which Shares are Registered (Please fill in exactly as name(s) appear on certificate(s) / DRS Advices(s))	Number of Shares Represented by Certificate / DRS Advice

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐	Some or all of my Share certificates or DRS Advice(s) have been lost, stolen or destroyed. Please review Instruction #6 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

It is understood that, upon receipt of this Letter of Transmittal validly completed and duly signed, the certificate(s) or DRS Advice(s) representing the Shares deposited herewith (the “Deposited Shares”) and any other required documentation, and following the Effective Date, the Depositary will send to the undersigned the Consideration in accordance with the delivery instructions provided herein.

The Arrangement provides that any certificate or DRS Advice formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company, the Parent or the Purchaser. On such date, any cheque made by the Depositary pursuant to the Arrangement that has not been deposited or has been returned to the Depositary shall be cancelled, and all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

AUTHORIZATION

The undersigned registered holder(s) of the above listed Deposited Shares hereby:

1.	represents and warrants that the undersigned (i) is, and will immediately prior to the Effective Time be, the legal owner and registered holder of the Deposited Shares; (ii) has, and will immediately prior to the Effective Time have, good title to the Deposited Shares and the rights represented by the above mentioned certificates or DRS Advices free and clear of all liens, charges, encumbrances, claims, security interests and equities, together with all rights and benefits; (iii) has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and the certificates or DRS Advices representing the Deposited Shares and that, when the Consideration is delivered, none of the Company, the Parent, the Purchaser or the Depositary or any of their respective affiliates or successors will be subject to any adverse claim in respect of such Deposited Shares; (iv) has not sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares to any other person; (v) is not a Dissenting Holder and has not filed a notice exercising Dissent Rights; (vi) will execute and deliver any additional documents necessary or desirable to complete the surrender of Deposited Shares; (vii) either is not a U.S. Holder (as defined below in Instruction #11) of Deposited Shares and has completed and returned to the Depositary with this Letter of Transmittal the applicable IRS Form W-8, or is a U.S. Holder of Deposited Shares and has completed and returned to the Depositary with this Letter of Transmittal an IRS Form W-9 and (viii) will not, prior to the Effective Date, transfer or permit to be transferred any of such Deposited Shares except pursuant to the Arrangement;

2.	represents and warrants that the surrender of the undersigned’s Deposited Shares complies with Law and that the information provided herein is true, accurate and complete as of the date hereof;

3.	acknowledges receipt of the Circular;

4.	acknowledges that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement;

5.	acknowledges that none of the Company, the Parent nor the Purchaser nor any of their directors, officers, advisors or representatives are responsible for the proper completion of this Letter of Transmittal;

6.	acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary;

7.	acknowledges that the Depositary will act as the agent of persons, including the undersigned, who have deposited Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Consideration to such persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares;

8.	acknowledges that the Company, the Parent and/or the Purchaser may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement and (iv) legal counsel to any of the parties to the Arrangement;

9.	acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

10.	by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Arrangement will be determined by the Purchaser in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Company, the Parent, the Purchaser, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice; and

11.	pursuant to the rules of the Canadian Payments Association, a CAD$25 million ceiling has been established on cheques, bank drafts and other paper based payments processed through Canada’s clearing system. The undersigned hereby acknowledges that payments in excess of CAD$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System (LVTS) Rules established by the Canadian Payments Association.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned hereby revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Deposited Shares.

The undersigned surrenders to the Purchaser, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Purchaser and the Depositary, or any other person designated by the Parent or the Purchaser in writing, true and lawful agent and attorney of the undersigned, with the full power of substitution (such power of attorney being irrevocable), to deliver the certificate(s) or DRS Advice(s) representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of the Company and to execute and negotiate any cheques or other instruments representing amounts payable to or to the order of the undersigned. If the undersigned has elected to have the Consideration for Shares transmitted herewith paid in Canadian dollars, the undersigned acknowledges and agrees that any change to the currency exchange rates of the U.S. dollar or the Canadian dollar will be at the sole risk of the undersigned, and none of the Company, the Parent, the Purchaser or the Depositary, or their respective affiliates and successors, are responsible for such currency exchange risk.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l’arrangement, tel qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent soient rédigés exclusivement en anglais.

If the Arrangement is not completed or does not proceed, the enclosed certificate(s) or DRS Advice(s) representing the Deposited Shares will be returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the register of the Company maintained by the transfer agent and registrar of the Company.

It is acknowledged and understood that the undersigned will not receive payment in respect of the Deposited Shares until the certificate(s) or DRS Advice(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at one of the addresses set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further acknowledged and understood that the undersigned shall not be entitled to receive any consideration with respect to the Deposited Shares other than the Consideration to which the undersigned is entitled in accordance with, and subject to completion of, the Arrangement and, for greater certainty, the undersigned will not be entitled to receive any interest, dividends, premium or other payment in connection with the Arrangement. The undersigned further represents and warrants that the payment of the Consideration in respect of Deposited Shares will completely discharge any obligations of the Purchaser, the Parent, the Company and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

The certificate(s) and DRS Advice(s) described above are enclosed and the Registered Shareholder irrevocably deposits the Deposited Shares and the above-mentioned certificate(s) and/or DRS Advice(s) for the Deposited Shares in exchange for the Consideration to which such holder is entitled pursuant to the Arrangement. The Registered Shareholder transmits the Deposited Shares and the certificate(s) and DRS Advice(s) described above representing the Deposited Shares to be dealt with in accordance with this Letter of Transmittal.

Only Registered Shareholders can receive Consideration for their Shares by delivering a Letter of Transmittal to the Depositary. Non-Registered Shareholders should contact their Intermediary (i.e. broker, investment dealer, trust company, bank or other registered holder) for instructions and assistance in receiving the Consideration for their Shares.

BOX A ENTITLEMENT DELIVERY	BOX B ISSUE PAYMENT IN THE NAME OF*
All cash payments will be mailed to your existing registration unless otherwise stated. If you would like your cash made payable to a different name or mailed to a different address, please complete BOX B and refer to INSTRUCTIONS #2 & #3. If the funds payable in cash exceed $25,000,000, they must be wired to you and you must complete BOX E.	☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)
(NAME)
☐ MAIL CHEQUE TO ADDRESS ON RECORD (DEFAULT)	(STREET NUMBER & NAME)
☐ MAIL CHEQUE TO A DIFFERENT ADDRESS (COMPLETE BOX B)	(CITY AND PROVINCE/STATE)
☐ HOLD CHEQUE FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:	(COUNTRY AND POSTAL/ZIP CODE)
Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, ON M5J 2Y1	(TELEPHONE NUMBER (BUSINESS HOURS))
(SOCIAL INSURANCE/SECURITY NUMBER)
☐ DELIVER FUNDS VIA WIRE* (COMPLETE BOX E)	* IF THIS NAME OR ADDRESS IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRANSFER REQUIREMENTS (SEE INSTRUCTIONS #2 & #3)

BOX C

CURRENCY ELECTION

ALL CASH PAYMENTS WILL BE ISSUED IN U.S. DOLLARS UNLESS OTHERWISE ELECTED BELOW PRIOR TO THE EFFECTIVE DATE. AFTER THE EFFECTIVE DATE, ALL PAYMENTS WILL BE ISSUED IN U.S. DOLLARS, REGARDLESS OF ANY ELECTIONS BELOW.

☐  Issue my cash entitlement payment(s) in Canadian Dollars

By electing to receive payment in Canadian dollars instead of U.S. dollars, the undersigned acknowledges and agrees that (a) the exchange rate used to convert payments from U.S. dollars to Canadian dollars will be the rate established by Computershare, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted; which rates will be based on the daily exchange rate posted by the Bank of Canada on such date; (b) the risks associated with the currency conversion from U.S. dollars to Canadian dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion will be borne by the undersigned and none of the Company, the Parent, the Purchaser nor Computershare or their respective affiliates is responsible for any such matters; and (c) Computershare may earn a commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

BOX D

RESIDENCY DECLARATION

ALL BELLUS HEALTH INC. SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

☐  The beneficial owner of the Bellus Health Inc. common shares deposited herewith is a U.S. Shareholder.

☐  The beneficial owner of the Bellus Health Inc. common shares deposited herewith is not a U.S. Shareholder.

A “U.S. Shareholder” is any Bellus Health Inc. shareholder who is either (i) providing an address in Box “B” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. Holder” for United States federal income tax purposes as defined in Instruction #11 below. If you are a U.S. Holder or acting on behalf of a U.S. Holder, then in order to avoid backup withholding of U.S. federal income tax you must provide a complete IRS Form W-9 (enclosed) below certifying that the U.S. Holder is not subject to backup withholding or otherwise demonstrate that the U.S. Holder is exempt from backup withholding, as provided in the instructions (see Instruction #11 below). If you are a U.S. Shareholder but are not included in part (ii) above, you must complete an appropriate IRS Form W-8 in order to avoid being subjected to U.S. backup withholding tax (see Instruction #11 below). The applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-pubs/about-form-w-8.

BOX E
WIRE PAYMENT*

* PLEASE NOTE THAT THERE IS A CAD$100.00 (PLUS APPLICABLE TAXES) BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST

* IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED

Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS:
PHONE NUMBER:

**Beneficiary Name(s) that appears on the account at your financial institution – this MUST be the same name and address that your Shares are registered to

**Beneficiary Address (Note: PO Boxes will not be accepted) **City	**Province/State	**Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address **City	**Province/State	**Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES

**Bank Account No.	Bank No. & Transit No. (Canadian Banks)	ABA/Routing No. (US Banks)

	(3 digits & 5 digits)	(9 digits)

SWIFT or BIC Code	IBAN Number	Sort Code (GBP)

(11 characters – if you only have eight, put ‘XXX’ for the last three)

**Additional Notes and special routing instructions:

**Mandatory fields

SHAREHOLDER SIGNATURE(S) Signature guaranteed by (if required under Instruction #3)	Dated this _____ day of ___________, 2023

Authorized Signature	Signature of Shareholder or authorized representative (see Instructions #2 and #4)

Name of Guarantor (please print or type)	Address

Name of Shareholder (please print or type)

Address of Guarantor (please print or type)

Telephone No

Name of authorized representative, if applicable (please print or type)

INSTRUCTIONS

1.	Use of Letter of Transmittal

This Letter of Transmittal, together with the certificate(s) representing the Deposited Shares and all other required documents, must be received by the Depositary at its office(s) specified on the last page of this Letter of Transmittal on or before the sixth anniversary of the Effective Date. In order to permit the timely receipt of the Consideration in connection with the Arrangement, less any applicable withholdings, it is recommended that this Letter of Transmittal (or an originally signed copy thereof), together with the accompanying certificate(s) representing the Deposited Shares be received by the Depositary at the office specified on the back cover before 5:00 p.m. (Montreal time) two business days before the Effective Date. Do not send Deposited Share certificates or this Letter of Transmittal to the Company, the Parent or the Purchaser.

The method used to deliver this Letter of Transmittal and any accompanying certificates or DRS Advices representing Shares, and all other required documents, is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company, the Parent and the Purchaser recommend that the necessary documentation be hand delivered or delivered by courier to the Depositary at its office(s) specified on the last page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Delivery of this Letter of Transmittal to an address other than as specified above will not constitute valid delivery to the Depositary.

This Letter of Transmittal is for use by Registered Shareholders. Non-Registered Shareholders (i.e. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee) should contact that nominee for instructions and assistance in delivering those Shares.

2.	Signatures

This Letter of Transmittal must be filled in and signed by the Registered Shareholder described above or by such holder’s duly authorized representative (in accordance with Instruction #4).

(a)	If this Letter of Transmittal is signed by the Registered Shareholder(s) of the Deposited Shares and the accompanying certificate(s) or DRS Advice(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) or DRS Advice(s) without any change whatsoever, and the certificate(s) or DRS Advice(s) need not be endorsed. If such deposited certificate(s) or DRS Advice(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the Registered Shareholder(s) of the accompanying certificate(s) or DRS Advice(s), or if cheques or wire transfers for the Consideration, as applicable, are to be issued to a person other than the Registered Shareholder(s):

(i)	such deposited certificate(s) or DRS Advice(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the Registered Shareholder(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the Registered Shareholder(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction #3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the Registered Shareholder(s)of the Deposited Shares, or if the payment is to be issued in the name of a person other than the Registered Shareholder(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

If this Letter of Transmittal is signed by a person in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). Either the Parent or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.	Payment and Delivery Instructions

All instruments evidencing ownership to be issued in exchange for the Deposited Shares and cheques representing the Consideration will be issued in the name of the person indicated in Box B and delivered to the address indicated in Box B (unless Box E is completed, in which case such cash payment will be made by wire transfer in accordance with the instructions provided by the undersigned in Box E). If pick-up is not available, the Depositary will mail the Consideration payable to such Registered Shareholder in accordance with the information provided in Box B. If Box B is not completed, any cheque representing the Consideration will be issued in the name of the Registered Shareholder of the Deposited Shares and, unless pick-up is available at the office of the Depositary at the Effective Time, will be mailed to the address of the Registered Shareholder of the Deposited Shares as it appears on the register of the Company’s transfer agent. Any cheque representing the Consideration mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Lost Certificates

If, prior to the Effective Time, any certificate that immediately prior to the Effective Time represented one or more outstanding Shares has been lost, stolen or destroyed, you are instructed to contact the transfer agent and registrar for the Shares to obtain a replacement certificate representing such Shares. This Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, destruction or theft, to the Depositary.

If, following the Effective Time, any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were cancelled pursuant to the Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Shareholder claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the Registered Shareholder thereof on the register of holders of Shares maintained by or on behalf of the Company, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the cash consideration to which such holder is entitled under the Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Registered Shareholder to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Parent and the Depositary (each acting reasonably) in such sum as the Parent may direct (acting reasonably), or otherwise indemnify the Parent, the Purchaser and the Company in a manner satisfactory to the Parent and the Company, each acting reasonably, against any claim that may be made against the Parent, the Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

7.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates or DRS Advice(s) for Deposited Shares, additional certificates numbers or DRS Advice accounts and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	Copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below. This Letter of Transmittal is also available on the SEDAR website at www.sedar.com under the Company’s profile.

(d)	No alternative, conditional or contingent deposits will be accepted. All Registered Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of Deposited Shares for payment.

(e)	Before completing this Letter of Transmittal, Registered Shareholders are urged to read the Circular and discuss any questions with financial, legal and/or tax advisors.

(f)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein. The Registered Shareholder covered by this Letter of Transmittal irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montréal, and waives objection to the venue of any proceedings in such court or that such court provides an inconvenient forum.

(g)	The Parent and the Purchaser reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by them. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders.

8.	Requests for Assistance

The Depositary or your securities broker, financial institution, trustee, custodian or other nominee can assist you in completing this Letter of Transmittal (see the back page of this Letter of Transmittal for addresses and telephone numbers of the Depositary).

9.	Correction of or Change in Name

For a correction of name or for a change in name which in either case does not involve a change in ownership, proceed as follows: (i) for a change of name by marriage, etc., the surrendered certificate(s) representing Deposited Shares should be endorsed, e.g., “Mary Doe, now by marriage Mrs. Mary Jones,” with the signature guaranteed by an Eligible Institution; and (ii) for a correction in name, the surrendered certificate(s) should be endorsed, e.g., “James E. Brown, incorrectly inscribed as J.E. Brown,” with the signature guaranteed by an Eligible Institution. See Instructions #2 and #3.

10.	Late Delivery

Registered Shareholders must submit a properly completed Letter of Transmittal and certificate(s) or DRS Advice(s) representing their Shares on or before the sixth anniversary of the Effective Date to avoid losing their entitlement to the Consideration to be paid under the Arrangement.

11.	IRS Form W-9 — U.S. Holders

In order to avoid “backup withholding” of United States federal income tax on payments made on the Shares, a Shareholder that is a U.S. Holder (as defined below) must generally provide the person’s correct taxpayer identification number (“TIN”) on the IRS Form W-9 (which is provided below) and certify, under penalties of perjury, that (a) such TIN is correct (or that such Shareholder is awaiting a TIN), (b) that such Shareholder is not subject to backup withholding because (i) such Shareholder has not been notified by the United States Internal Revenue Service (the “IRS”) that such Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, (ii) the IRS has notified such Shareholder that he, she or it is no longer subject to backup withholding, or (iii) such Shareholder is exempt from backup withholding, and (c) such Shareholder is a U.S. Holder (as defined below) (including a U.S. resident alien). The TIN for an individual United States citizen or resident is generally the individual’s social security number. If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the Shares may be subject to backup withholding at the applicable statutory rate (currently 24%). For the purposes of this Letter of Transmittal, a “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust. A U.S. Holder also includes a Shareholder that is a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

Backup withholding is not an additional United States federal income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is timely furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. individuals and entities) are exempt from backup withholding. To prevent possible erroneous backup withholding, an exempt Shareholder that is a U.S. Holder should complete IRS Form W-9, including the “Exemptions” field in Box 4 on the IRS Form W-9, See the W-9 Specific Instructions for additional instructions. A Shareholder should consult his, her or its tax advisor as to the Shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

If a U.S. Holder does not have a TIN, the U.S. Holder should apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the Depositary. The U.S. Holder will be subject to backup withholding on all such payments until the U.S. Holder provides a correct TIN to the Depositary. U.S. Holders should note that entering “Applied For” means that the U.S. Holder has already applied for a TIN or that the U.S. Holder intends to apply for one soon. A U.S. Holder that does not have a TIN should consult their tax advisor regarding obtaining a TIN.

Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of US$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Each Shareholder that is not a U.S. Holder and that has provided an address in Box “B” (see above) that is located within the United States or any territory or possession thereof is subject to U.S. backup withholding tax at the applicable statutory rate (currently 24%) unless such Shareholder returns a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable, or other applicable IRS Form W-8 (a copy of each of which is available from the Depositary upon request) in connection with this Letter of Transmittal, or otherwise establishes an exemption from backup withholding. Shareholders that are not U.S. Holders and are described in this paragraph should consult their tax advisor regarding the appropriate IRS Form W-8 applicable to such Shareholder, the appropriate completion of such form and the potential availability of any other exemption from backup withholding that may be applicable to such Shareholder, having regard to such Shareholder’s particular circumstances.

12.	Transfer Taxes

Except as expressly provided in the Plan of Arrangement, all transfer, documentary, sales, use, stamp, registration, value-added, and other similar taxes, and fees incurred in connection with the Arrangement Agreement and the Arrangement and the other transactions contemplated by the Arrangement Agreement, the Plan of Arrangement and the Articles of Arrangement shall be paid by the Parent and the Purchaser when due.

13.	Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

14.	Return of Certificates

If the Arrangement is not completed or does not proceed, the enclosed certificate(s) or DRS Advice(s) representing the Deposited Shares will be returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the register of the Company maintained by the transfer agent and registrar of the Company.

15.	Deadline to Deposit Funds

The Arrangement provides that any certificate or DRS Advice formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company, the Parent or the Purchaser. On such date, any cheque made by the Depositary pursuant to the Arrangement that has not been deposited or has been returned to the Depositary shall be cancelled, and all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

16.	Time is of the Essence

Time is of the essence to submit this Letter of Transmittal.

IRS FORM W-9

(See attached)

Note: Please review carefully Instruction #11 above regarding backup withholding before completing the IRS Form W-9 on the following pages.

Form W-9 (Rev. October 2018) Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification " Go to www.irs.gov/FormW9 for instructions and the latest information. Give Form to the requester. Do not send to the IRS. Print or type. See Specific Instructions on page 3. 1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank. 2 Business name/disregarded entity name, if different from above 3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes. Individual/sole proprietor or single-member LLC C Corporation S Corporation Partnership Trust/estate Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) " Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner. Other (see instructions) " 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Exemption from FATCA reporting code (if any) (Applies to accounts maintained outside the U.S.) 5 Address (number, street, and apt. or suite no.) See instructions. 6 City, state, and ZIP code Requester’s name and address (optional) 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter. Social security number – – or Employer identification number – Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. Sign Here Signature of U.S. person " Date " General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. • Form 1099-INT (interest earned or paid) • Form 1099-DIV (dividends, including those from stocks or mutual funds) • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds) • Form 1099-B (stock or mutual fund sales and certain other transactions by brokers) • Form 1099-S (proceeds from real estate transactions) • Form 1099-K (merchant card and third party network transactions) • Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition) • Form 1099-C (canceled debt) • Form 1099-A (acquisition or abandonment of secured property) Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later. Cat. No. 10231X Form W-9 (Rev. 10-2018)

Form W-9 (Rev. 10-2018) Page 2 By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States. • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and • In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the instructions for Part II for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships, earlier. What is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 10-2018) Page 3 Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3. IF the entity/person on line 1 is a(n) . . . THEN check the box for . . . • Corporation Corporation • Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes. Individual/sole proprietor or single-member LLC • LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes. Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation) • Partnership Partnership • Trust/estate Trust/estate Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2—The United States or any of its agencies or instrumentalities 3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities 5—A corporation 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7—A futures commission merchant registered with the Commodity Futures Trading Commission 8—A real estate investment trust 9—An entity registered at all times during the tax year under the Investment Company Act of 1940 10—A common trust fund operated by a bank under section 584(a) 11—A financial institution 12—A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 10-2018) Page 4 The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and patronage dividends Exempt payees 1 through 4 Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 52 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United States or any of its agencies or instrumentalities C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G—A real estate investment trust H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581 K—A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) M—A tax exempt trust under a section 403(b) plan or section 457(g) plan Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 10-2018) Page 5 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) other than an account maintained by an FFI The actual owner of the account or, if combined funds, the first individual on the account1 3. Two or more U.S. persons (joint account maintained by an FFI) Each holder of the account 4. Custodial account of a minor (Uniform Gift to Minors Act) The minor2 5. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law The grantor-trustee1 The actual owner1 6. Sole proprietorship or disregarded entity owned by an individual The owner3 7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i) (A)) The grantor* For this type of account: Give name and EIN of: 8. Disregarded entity not owned by an individual The owner 9. A valid trust, estate, or pension trust Legal entity4 10. Corporation or LLC electing corporate status on Form 8832 or Form 2553 The corporation 11. Association, club, religious, charitable, educational, or other tax-exempt organization The organization 12. Partnership or multi-member LLC The partnership 13. A broker or registered nominee The broker or nominee For this type of account: Give name and EIN of: 14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments The public entity 15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B)) The trust 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2 Circle the minor’s name and furnish the minor’s SSN. 3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships, earlier. *Note: The grantor also must provide a Form W-9 to trustee of trust. Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft Information for Taxpayers. Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 10-2018) Page 6 The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027. Visit www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower
Toronto, Ontario
M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com